Exhibit 21
Significant Subsidiaries of Dorman Products, Inc.

Subsidiary	Jurisdiction
RB Distribution, Inc.	Pennsylvania
RB Management, Inc.	Pennsylvania
Motor Power Industries, Inc.	Delaware
Scan-Tech USA/Sweden, A.B.	Sweden
Allparts, Inc.	Delaware